Exhibit 22.1 List of Issuers of Guaranteed Securities As of December 31, 2025, the following wholly-owned subsidiary of iRhythm Holdings, Inc. was the issuer of the 1.50% Convertible Senior Notes due 2029, which are guaranteed by iRhythm Holdings, Inc. Name of Subsidiary Jurisdiction of Incorporation iRhythm Technologies, Inc. Delaware